Exhibit 99.1

FORT TECHNOLOGY INC.

(Formerly Impact Acquisitions Corp.)

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

FORT TECHNOLOGY INC.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

FORT TECHNOLOGY INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands)

		June 30,	December 31,
		2026	2025
		Unaudited	Audited
Assets
CURRENT ASSETS:
Cash and cash equivalents		781	605
Trade receivables		224	102
Other receivables		302	203
Inventory	4	3,670	3,862
Total current assets		4,977	4,772

NON-CURRENT ASSETS:
Right of use assets		358	190
Deferred tax asset		79	134
Convertible loan receivable		2,409	2,285
Property and equipment, net		96	111
Total non-current assets		2,942	2,720

TOTAL ASSETS		7,919	7,492

Liabilities and equity
CURRENT LIABILITIES:

Trade payables		674	543
Lease liability		100	55
Other payables		857	406
Loan commitment liability		-	258
Related parties payable	9	437	152
Total current liabilities		2,068	1,414

NON-CURRENT LIABILITIES:
Lease liability		251	158
Convertible debenture	3(e)	-	3,127
Long term loans		559	-
Total non-current liabilities		810	3,285

TOTAL LIABILITIES		2,878	4,699

SHAREHOLDER’S EQUITY:

Common shares and additional and paid in capital	6	8,976	6,884
Share-based payment reserve		469	150
Convertible debentures reserve		-	185
Warrant reserve		1,364	-
Accumulated deficit		(5,768)	(4,426)
TOTAL EQUITY		5,041	2,793
TOTAL LIABILITIES AND EQUITY		7,919	7,492

(*)	Amount less than $ 1 thousand

These interim financial statements were approved for issue by the Board of Directors on August 13, 2026 and signed on its behalf by:

/s/ Asaf Itzhaik	/s/ Liat Sidi
Director	Director

The accompanying notes are an integral part of the condensed interim financial statements.

FORT TECHNOLOGY INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (unaudited)

(U.S. dollars in thousands, except per share data)

	Six months ended June 30,		Three months ended June 30,
	2026	2025	2026	2025
Revenues	7,356	4,923	4,203	2,624
Cost of revenues	5,994	4,368	3,383	2,507

Gross profit	1,362	555	820	117

Operating expenses:

Sales and marketing	914	371	556	214
General and administrative	1,777	245	1,290	120
Other expenses	-	-	-	(45)

Operating profit loss	(1,329)	(61)	(1,026)	(172)

Financial income	423	-	84	-
Financial expenses	378	34	154	22
Financial expenses (income), net	(45)	34	70	22

Loss before taxes	(1,284)	(95)	(1,096)	(194)

Tax expenses (income)	58	1	41	(26)

Net loss and total comprehensive loss	(1,342)	(96)	(1,137)	(168)

Loss per common share (basic and diluted)	(0.11)	(0.01)	(0.09)	(0.02)

Weighted average number of common shares outstanding (*)	11,792,442	7,142,857	12,217,805	7,142,857

(*)	The weighted average number of common shares outstanding has been retrospectively adjusted to reflect the reverse share splits (see Note 1(e)).

The accompanying notes are an integral part of the condensed interim financial statements.

FORT TECHNOLOGY INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (unaudited)

(U.S. dollars in thousands, except per share data)

	Number of common shares(**)	Common shares and additional paid in capital		Share-based payment reserve	Warrant reserve	Convertible debentures reserve	Retained earnings	Total

Balance as of December 31, 2025	11,362,352	6,884		150	-	185	(4,426)	2,793
Issuance of Contingent Right Shares (Note 3(d))	1,571,429	-		-	-	-	-	-
Conversion of convertible debentures into shares and warrants (Note 3(e))	1,949,794	2,066		-	1,364	(185)	-	3,245
Share-based payment	-	-		319	-	-	-	319
Exercise of warrants and options	26,404	26		-	-	-	-	26
Net loss for the period	-	-		-	-	-	(1,342)	(1,342)

Balance as of June 30, 2026	14,909,979	8,976		469	1,364	-	(5,768)	5,041

Balance as of December 31, 2024	7,142,857	(*	)	-	-	-	1,404	1,404
Net loss for the period	-	-		-	-	-	(96)	(96)
Balance as of June 30, 2025	7,142,857	(*	)	-	-	-	1,308	1,308

(*)	Amount less than $1 thousand

(**)	The number of common shares has been retrospectively adjusted to reflect the reverse share splits (see Note 1(e)).

The accompanying notes are an integral part of the condensed interim financial statements.

FORT TECHNOLOGY INC.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS (unaudited)

(U.S. dollars in thousands)

	Six months ended June 30,
	2026	2025
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net loss	(1,342)	(96)
Adjustments required to reflect net cash from (used in) operating activities (see appendix A):	1,045	57
Net cash provided by (used in) operating activities	(297)	(39)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Initial direct costs capitalized to right-of-use assets	(12)	-
Purchase of property and equipment	-	(6)
Net cash used in investing activities	(12)	(6)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
Proceeds from long-term loans	543	-
Exercise of warrants and options	26	-
Lease payments	(73)	(33)
Net cash from (used in) financing activities	496	(33)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	187	(78)

EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(11)	22
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	605	546
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	781	490

APPENDIX A:
Adjustments required to reflect net cash from (used in) operating activities:
Revenues and expenses that do not involve cash flows:
Exchange differences on cash and cash equivalents	11	(22)
Amortization of discount on convertible debentures	118	-
Revaluation gain on convertible loan receivable	(64)	-
Exchange rate loss on convertible loan receivable	41	-
Interest income on convertible loan receivable	(101)	-
Financial income from derecognition of loan commitment liability	(258)	-
Interest expenses on long-term loans	16	-
Share-based payment expense	319	-
Changes in deferred taxes, net	55	1
Depreciation and amortization	65	48
Lease financing expenses	5	29
	207	56
Changes in working capital:
Increase in trade receivables	(122)	(7)
Increase in other receivables	(99)	(431)
Increase in related parties payable	285	361
Decrease (increase) in inventory	192	(135)
Increase in trade payables and other payables	582	213
	838	1
	1,045	57

Supplemental disclosure of cash flow information:
Interest paid	196	4

Non cash financing and investing activities
Conversion of convertible debenture into equity	3,245	-
Right-of-use assets obtained in exchange for lease liabilities	206	-

The accompanying notes are an integral part of the condensed interim financial statements.

FORT TECHNOLOGY INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (unaudited)

(U.S. dollars in thousands)

NOTE 1 - GENERAL

a.	Fort Technology Inc.

Fort Technology Inc. (formerly Impact Acquisitions Corp.) (the “Company”) was incorporated on December 5, 2019, under the Business Corporations Act (British Columbia). The Company was a Capital Pool Company (the “CPC”) as defined in the TSX Venture Exchange (the “Exchange”) Policy 2.4. The principal business of the Company since incorporation and until closing of the SPA (see below) on July 7, 2025 was the identification and evaluation of assets or business with a view to potentially acquire them or an interest therein by an option or any concomitant transaction. The purpose of such acquisition was to satisfy the related conditions of a qualifying transaction under the policies of the Exchange. Effective April 30, 2026, the Company was continued from the Province of British Columbia into the Province of Ontario pursuant to applicable provincial corporate laws and now exists under the laws of the Province of Ontario pursuant to the Business Corporations Act (Ontario).

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “FORT”. On June 8, 2026, the Company’s common shares commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “FRTT”.

The SPA and reverse recapitalization

On February 6, 2025, the Company entered into a Share Purchase Agreement (the “SPA”) with Nexera Technologies Ltd (“Nexera”, formerly Jeffs’ Brands Ltd.) for the acquisition of all of the issued and outstanding shares of Fort Products Limited (“Fort”).

On July 7, 2025, the Company and Nexera closed the transactions contemplated by the SPA. Following such closing, the Company changed its name to Fort Technology Inc. Pursuant to the closing of the transactions contemplated by the SPA, Nexera sold to the Company all of the issued and outstanding shares of Fort, in consideration for 7,142,857 common shares of the Company and up to an additional 4,714,287 common shares (the “Contingent Right Shares”).

Under the SPA, the Contingent Right Shares are issuable to Nexera in three equal tranches of 1,571,429 common shares each, upon the achievement of the following milestones: (i) the listing of the Company’s securities on a U.S. national securities exchange within 24 months from the closing date; (ii) the completion by the Company of equity and/or debt financing of at least $8 million in the aggregate within 48 months from the closing date; and (iii) the Company reaching annual revenues of at least $15 million by December 31, 2028, as reflected in its audited financial statements. The first milestone was achieved on June 8, 2026 (see Note 3(d)).

b.	Fort Products Limited

Fort, a private company incorporated under the laws of England and Wales, was established on November 25, 2005 and is a wholly-owned subsidiary of the Company. Fort is engaged in the sale of pest control products primarily through Amazon.uk under its own trademarks: Roshield, Entopest, Rempro and Birdgo. Until the closing of the SPA, Fort was a wholly owned subsidiary of Nexera.

The acquisition of Fort by the Company, upon closing of the SPA, was accounted for as a reverse recapitalization. Fort was determined to be the “accounting acquirer” in the reverse recapitalization based on an evaluation of the guidance in IFRS 3, primarily because the shareholders of Fort (which is Nexera) received the majority voting interest in the Company, which confers the ability to elect or remove a majority of the governing body, and because Fort’s former management dominates the senior management of the combined entity. As a result, the historical financial statements of the Company were replaced with the historical financial statements of Fort.

c.	Fort Products LLC

Fort Products LLC, a private company incorporated under the laws of the State of Delaware, was incorporated in 2023 and is a wholly-owned subsidiary of Fort. Fort Products LLC did not have operations since incorporation and through the issuance date of these financial statements and did not have any material assets during this period.

The Company and its subsidiaries, Fort and Fort Products LLC, are collectively referred to as the “Group”. Additionally, Nexera became the parent company.

d.	Liquidity

During the period ended June 30, 2026, the Company incurred a net loss of $1,342 and cash flows used in operating activities were $297. As of June 30, 2026, the Company had an accumulated deficit of $5,768.

The Company intends to continue to finance its operating activities through revenues generated from its operations and, if required, through raising funds from existing shareholders and/or outside potential investors and through financial support from its largest shareholder, Nexera. In assessing the Company’s liquidity, management considered Nexera’s ability to provide support to the Company, if needed, through intercompany loans and/or equity contributions.

Based on the foregoing, management believes that the Company’s cash on hand, together with expected cash flows from operations and financial support available from Nexera, will be sufficient to support the Company’s operations and meet its obligations as they fall due for a period of at least twelve months from the date of approval of these financial statements. Accordingly, these financial statements have been prepared on a going concern basis.

e.	Reverse Share Splits

(1)	On October 1, 2025, the Company effected a one-for-seven (1-for-7) reverse share split of its issued and outstanding common shares. As a result, every seven (7) shares of common shares issued and outstanding were combined into one common share.

(2)	On February 18, 2026, the Company effected a one-for-two (1-for-2) reverse share split of its issued and outstanding common shares. As a result, every two (2) shares of common shares issued and outstanding were combined into one common share.

All outstanding securities entitling their holders to purchase or receive common shares of the Company were adjusted pursuant to their terms as a result of the reverse share splits. The reverse share splits did not affect the number of common shares authorized for issuance. All share amounts, per share data and exercise prices have been adjusted retroactively within these financial statements to reflect the reverse share splits.

NOTE 2 - BASIS OF PREPARATION

Unaudited Condensed Interim Financial Information

The Company’s unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and Interpretations (collectively IFRS accounting standards). These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards IAS 34, “Interim Financial Reporting”.

These unaudited interim condensed consolidated financial statements do not include all the information required for annual consolidated financial statements and should be read in conjunction with the annual financial statements as of December 31, 2025.

The material accounting policies applied in the annual financial statements as of December 31, 2025 are applied consistently in these unaudited interim condensed consolidated financial statements.

The results for the six-month period ended June 30, 2026 are not necessarily indicative of the results for the year ending December 31, 2026, or for any future period.

As described in Note 1(b), the acquisition of Fort was accounted for as a reverse recapitalization, with Fort identified as the accounting acquirer. As a result, the historical financial statements of the Company were replaced with the historical financial statements of Fort, and the comparative information for the six months ended June 30, 2025 reflects the financial position and results of operations of Fort only.

No dividends were declared or paid during the six months ended June 30, 2026 and 2025.

Estimates

The preparation of the unaudited interim condensed consolidated financial information requires management to make assumptions, estimates, and judgments that affect the application of policies and reported amounts of assets and liabilities and disclosures of assets and liabilities at the date of the interim condensed consolidated financial statements, along with reported amounts of expenses and net losses during the period. Actual results may differ from these estimates, and as such, estimates and underlying assumptions are reviewed on an ongoing basis.

Income taxes in interim financial statements

Income tax expense (income) for the periods presented includes the total current taxes, as well as the total change in deferred tax balances.

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year, applied to the pre-tax result of the interim period, adjusted for the tax effect of items recognized discretely in the interim period, in accordance with IAS 34.

New and amended IFRS Accounting Standards adopted in the period

Amendments to IFRS 9 and IFRS 7, Classification and Measurement of Financial Instruments, became effective for annual periods beginning on January 1, 2026 and were applied by the Company for the first time in these financial statements. The amendments clarify, among other things, the date on which a financial liability settled through an electronic payment system is derecognized, and provide additional guidance on assessing whether the contractual cash flows of a financial asset are solely payments of principal and interest, including for financial assets with contingent features. The application of the amendments did not have a material impact on the Company’s financial statements.

Annual Improvements to IFRS Accounting Standards – Volume 11, effective for annual periods beginning on January 1, 2026, comprises narrow-scope amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7. The application of these amendments did not have a material impact on the Company’s financial statements. In addition, Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7) became effective on the same date; these amendments are not applicable to the Company’s operations.

New and amended IFRS Accounting Standards issued but not yet effective

IFRS 18, Presentation and Disclosure in Financial Statements, effective for annual periods beginning on January 1, 2027, replaces IAS 1 and introduces new requirements for the presentation of the statement of profit or loss (defined categories and subtotals) and disclosure of management-defined performance measures. The Company is assessing the impact of IFRS 18.

NOTE 3 - SIGNIFICANT EVENTS DURING THE PERIOD

a.	On January 13, 2026, the Company entered into an amendment to its convertible loan agreement with EEH Ventures Limited (“EEH”). Under the amendment, the option to provide EEH with an additional loan of £1 million was cancelled, and the conversion mechanism of the outstanding loan (the “Primary Loan”) was modified such that, upon conversion, the Company is entitled to receive EEH’s entire holding in Wigan Topco Limited (“Wigan”), representing 35.8% of Wigan’s issued share capital, instead of a right to convert the Primary Loan into 19.9% of EEH’s fully diluted share capital. As a result of the amendment, the Company derecognized the loan commitment liability in the amount of $258, which was recognized within financial income. The Primary Loan continues to be measured at fair value through profit or loss. See Note 5(D) for the fair value measurement of the Primary Loan as of June 30, 2026.

b.	On January 28, 2026, Fort entered into a new lease agreement in respect of its warehouse facility in the United Kingdom, replacing the previous lease of the facility that expired in February 2025. The lease provides for annual rent of £44 thousand (approximately $60), payable quarterly, for a term ending in February 2030. At the commencement date, the Company recognized a right-of-use asset in the amount of $217 and a corresponding lease liability in the amount of $205, measured at the present value of the lease payments over the lease term, discounted at an incremental borrowing rate of 10% per annum. For the six months ended June 30, 2026, the Company recognized depreciation in the amount of $22 in respect of the right-of-use asset and interest expense in the amount of $8 in respect of the lease liability. The total cash outflow for leases in the period was $73.

c.

On February 5, 2026, the Company entered into a loan agreement with Nexera, as amended on April 23, 2026, for a loan of up to $450. Amounts drawn under the loan bear interest at a rate of 14% per annum, calculated on a simple interest basis, and are repayable, together with accrued and unpaid interest, by December 31, 2027 (see also (c5) to the Related Parties note).

On April 9, 2026, the Company entered into a loan agreement with an investor for a loan of up to $450 on similar terms, except that amounts drawn bear interest at a rate of 10% per annum. As of June 30, 2026, the outstanding principal amounts under the Nexera loan and the investor loan were $443 and $100, respectively, and the related accrued interest amounted to $16.

d.	On June 8, 2026, the Company’s common shares commenced trading on Nasdaq (see Note 1(a)). Upon completion of the listing, the first milestone under the SPA was achieved and, accordingly, the Company issued 1,571,429 Contingent Right Shares to Nexera. The issuance of the Contingent Right Shares increased the number of common shares outstanding, with no effect on profit or loss or on total equity, as their effect was reflected in the accounting for the reverse recapitalization at the transaction date.

e.	Upon the effectiveness of the Nasdaq listing on June 8, 2026, the entire outstanding principal amount of the convertible debentures of $3,630 was automatically converted into 1,949,794 Units at a conversion price of $1.862 per Unit, in accordance with the irrevocable conversion notices received from all holders on December 31, 2025. Each Unit consists of one common share and one warrant; accordingly, the Company issued 1,949,794 common shares and 1,949,794 warrants. Each warrant entitles its holder to purchase one additional common share at an exercise price of $1.862 per share, exercisable until August 21, 2030. During 2026 through the conversion date, the Company recognized in respect of the debentures interest expense in the amount of $158 and amortization of discount in the amount of $118. Upon conversion, the carrying amount of the debt component in the amount of $3,245 was transferred to equity, and the convertible debenture reserve of $185 was reclassified within equity, with no gain or loss recognized. The aggregate amount transferred to equity in the amount of $3,430 was allocated between common shares and additional paid-in capital in the amount of $2,066 and a warrant reserve in the amount of $1,364 based on the relative fair values of the common shares and the warrants comprising the Units. The warrants are classified as equity instruments in accordance with IAS 32, as they are exercisable into a fixed number of common shares for a fixed exercise price denominated in US dollars, the Company’s functional currency.

NOTE 4 - INVENTORY

	June 30,	December 31,
	2026	2025
Goods in transit	809	711
Finished goods	2,861	3,151
Total	3,670	3,862

NOTE 5 - FINANCIAL INSTRUMENTS

A.	Assets and liabilities measured at amortized cost and fair value were presented on the Company’s statement of financial position as of June 30, 2026 and December 31, 2025 as follows:

	June 30,	December 31,
	2026	2025
Amortized Cost
Assets:
Cash and cash equivalents	781	605
Trade receivables	224	102
Other receivables	302	203
	1,307	910

Liabilities:
Trade payable	674	543
Other payable	857	406
Lease liability	351	213
Related parties	437	152
Convertible debenture	-	3,127
Long term loans	559	-
	2,878	4,441

	June 30,	December 31,
	2026	2025
Fair Value (level 3)
Assets:
Convertible loan receivable	2,409	2,285
	2,409	2,285

In addition, financial liabilities as of December 31, 2025 included a loan commitment liability of $258, initially recognized at fair value and subsequently measured in accordance with IFRS 9. Following the amendment to the EEH loan agreement described in Note 3(a), this liability was derecognized during the six months ended June 30, 2026.

B.	Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the board of directors, which has established an appropriate liquidity risk management framework for management of the Group’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate reserves, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

The following tables detail the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay. The table includes both interest and principal cash flows.

	0-1 year	2-5 year
As of June 30, 2026
Trade payables	674	-
Lease liability	127	278
Other payables	857	-
Related parties	437	-
Long term loans	-	667
	2,095	945

	0-1 year	2-5 year
As of December 31, 2025
Trade payables	543	-
Lease liability	70	175
Other payables	406	-
Related parties	152	-
Convertible debenture	363	3,862
	1,534	4,037

C.	Foreign currency risk management

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company foreign currency denominated monetary assets and liabilities at the reporting date are as follows:

	June 30, 2026	December 31, 2025
Assets
Euro	74	16
GBP	3,385	3,716
CAD	197	193

	June 30, 2026	December 31, 2025
Liability
Euro	5	-
GBP	581	686
CAD	134	24

Foreign currency sensitivity analysis

The Company is mainly exposed to the currency Euro, the currency of GBP and the currency of CAD.

The following table details the Company sensitivity to a 10 per cent increase and decrease in currency units against the relevant foreign currencies. 10 per cent is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year-end for a 10 per cent change in foreign currency rates.

	Euro		GBP		CAD
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Profit or loss	7	(4)	280	(1,471)	6	119
Equity	(7)	(4)	(280)	1,471	(6)	(119)

D.	Fair value measurements

The Company measures its convertible loan receivable (the “Primary Loan”) at fair value through profit or loss, classified within Level 3 of the fair value hierarchy. As of June 30, 2026 and December 31, 2025, the fair value of the Primary Loan was $ 2,409 and $2,285, respectively. The fair value was determined based on the cash flows expected to be derived from the instrument, taking into account both the contractual cash repayment alternative and the conversion feature. The value of the contractual cash repayment alternative was determined based on the expected contractual cash flows, including principal and accrued interest, discounted at a rate 15%, over the remaining expected term. The net change in the fair value of the Primary Loan (including exchange rate differences) in the amount of $124 was recognized within financial income (expenses) for the period (see Note 3(a)).

Following the amendment to the EEH convertible loan agreement on January 13, 2026, the loan commitment liability in the amount of $258 was derecognized against financial income (see Note 3(a)).

The carrying amounts of the Company’s other financial assets and financial liabilities measured at amortized cost approximate their fair values due to their short-term maturities. There were no transfers between levels of the fair value hierarchy during the period.

NOTE 6 - SHARE CAPITAL

a.	The share capital composed of common shares as follows:

	Number of common shares
	June 30, 2026	December 31, 2025
Issued (*)	14,909,979	11,362,352

(*)	Retrospectively adjusted to reflect the reverse share splits effected on October 1, 2025 and February 18, 2026 (see Note 1(e)).

The Company has unlimited number of authorized common shares without par value.

The common shares confer upon their holders the following rights: (i) the right to vote in any general meeting of the Company, (ii) the right to receive dividends, if and when declared by the Board of Directors and (iii) the right to receive upon liquidation of the Company a sum equal to the nominal value of the share, and if a surplus remains, to receive such surplus, subject to the rights conferred on any class of shares which may be issued in the future.

b.	On December 24, 2025, the Company entered into a debt settlement agreement with Nexera. Pursuant to the agreement, on December 31, 2025, the Company issued 1,700,802 common shares to Nexera at an aggregate fair value of approximately $2,463, in settlement of the related parties payable balance which was included in the Company’s consolidated statement of financial position as of September 30, 2025.

c.	Contingent Right Shares - pursuant to the SPA, the Company is committed to issue additional common shares to Nexera up to 4,714,287 shares upon the achievement of certain milestones as detailed in note 1(a). On June 8, 2026, upon the listing of the Company’s common shares on Nasdaq, the first milestone was achieved and the Company issued 1,571,429 common shares to Nexera (see Note 3(d)).

d.	On June 8, 2026, the Company issued 1,949,794 warrants as part of the Units issued upon the automatic conversion of the convertible debentures (see Note 3(e)). Each such warrant entitles its holder to purchase one common share at an exercise price of $1.862 per share, exercisable until August 21, 2030. As of June 30, 2026, 1,949,794 of these warrants were outstanding. These warrants are separate from the share options and RSUs granted to employees and consultants described in (f) below.

e.

As of December 31, 2025, a total of 10,169 warrants were outstanding and fully exercisable at an exercise price of CAD 1.40 per option (approximately $0.98 per warrant). During 2026, 9,868 warrants were exercised in total consideration of $10.

As of June 30, 2026, a total of 301 warrants remained outstanding and exercisable at an exercise price of CAD 1.40 per option and are scheduled to expire in March 2027.

f.	Share option - The Company has a share option plan (the “Previous Plan”) pursuant to which the Board of Directors may grant incentive share options to officers, directors, other employees and consultants. Under the Previous Plan, the Company may grant options to purchase up to 10% of the issued and outstanding common shares. Share options granted may not exceed a term of 10 years, and the term will be reduced to 1 year following the death of the optionee. All share options vest when granted unless otherwise specified by the Board of Directors.

As of December 31, 2025, a total of 41,429 share options were outstanding and fully exercisable at an exercise price of CAD 1.40 per option (approximately $0.98 per option).

During the period ended June 30, 2026, 16,536 share options were exercised in total consideration of $16. As of June 30, 2026, a total of 24,893 share options remained outstanding and exercisable at an exercise price of CAD 1.40 per option, these share options expired on July 7, 2026.

On July 21, 2025, the Company adopted a new equity incentive plan (the “New Plan”), which was approved by the shareholders on August 21, 2025 and replaces the Previous Plan. Under the New Plan, the Company may grant share options, restricted share units (“RSUs”) and performance-based awards to officers, directors, other employees, and consultants.

The New Plan is allowing the issuance of up to 1,904,479 common shares, which represented 20% of the issued and outstanding common shares as of the adoption date.

On September 15, 2025, the Company granted 139,287 RSUs to officers and members of the Board of Directors and 128,570 RSUs to consultants. The RSUs are, upon vesting, exchangeable on a one-for-one basis with common shares. 50% of the RSUs granted will vest after one year and the remaining 50% will vest in four tranches over the second year from the date of grant. The RSUs are equity-settled share-based payment awards. The fair value of each RSU at the grant date was $2.32, based on the Company’s common share price on their grant date.

On November 8, 2025, the Company granted 42,857 RSUs to a consultant. The RSUs are, upon vesting, exchangeable on a one-for-one basis with common shares. 50% of the RSUs granted will vest after one year and the remaining 50% will vest in four tranches over the second year from the date of grant. The RSUs are equity-settled share-based payment awards. The fair value of each RSU at the grant date was $2.85, based on the Company’s common share price on their grant date.

On June 22, 2026, the Company granted 30,000 RSUs to its CFO and 30,000 RSUs to a consultant, in connection with the completion of the Company’s listing on Nasdaq. The RSUs are, upon vesting, exchangeable on a one-for-one basis with common shares. 50% of the RSUs granted will vest after one year and the remaining 50% will vest in four tranches over the second year from the date of grant. The RSUs are equity-settled share-based payment awards. The fair value of each RSU at the grant date was $2, based on the Company’s common share price on their grant date.

On June 30, 2026, the Company granted 42,857 RSUs to a consultant. The RSUs are, upon vesting, exchangeable on a one-for-one basis with common shares. 50% of the RSUs granted will vest after one year and the remaining 50% will vest in four tranches over the second year from the date of grant. The RSUs are equity-settled share-based payment awards. The fair value of each RSU at the grant date was $1.01, based on the Company’s common share price on their grant date.

During the period ended June 30, 2026 and the year ended December 31, 2025, no RSUs vested, forfeited, or expired. The Company recorded an expense of $319 and $150, respectively, in respect of such grants, included in general and administrative expenses. As of June 30, 2026, unrecognized share-based compensation expense that will be recognized over the next 2 years is $425.

NOTE 7 - SEGMENTS

As of June 30, 2026, and 2025, the Company had one operating segment, sale of pest control products. Revenues are attributed to geographic areas based on location of the end customers as follows:

	Six months ended June 30,		Three months ended June 30,
	2026	2025	2026	2025
United Kingdom	6,218	4,412	3,624	2,341
France	320	263	144	127
Other Europe	818	248	435	156

Total revenues	7,356	4,923	4,203	2,624

All of the Company’s non-current assets (excluding financial instruments) are located in the United Kingdom.

NOTE 8 - TAXES ON INCOME

The Company is subject to Canadian federal and provincial corporate income tax at a combined statutory rate of 27%; its UK subsidiary, Fort, is subject to UK corporation tax at a rate of 25%.

a.	Taxes on income included in the unaudited interim condensed consolidated statements of profit or loss:

	Six months ended June 30,		Three months ended June 30,
	2026	2025	2026	2025
Current taxes	3	-	2	-
Deferred taxes	55	1	39	(26)
Tax expenses (income)	58	1	41	(26)

NOTE 9 - RELATED PARTIES

Transactions and balances with related parties

	Six months ended June 30,		Three months ended June 30,
	2026	2025	2026	2025
Cost of revenues
Management fees (c1)	124	-	70	-

Sales and marketing
Management fees (c1)	96	-	56	-

General and administrative expenses:
Directors’ fees	42	12	21	6
Management fees (c1)	61	-	35	-
Professional services – CEO and CFO (c2)	78	-	47	-
Share-based payments to directors and officers (Note 6(f))	197	-	92	-

Other expenses:
Management fees (c1)	-	-	-	(45)

Financial expenses:
Financial expenses on convertible debentures (c3)	139	-	152	-
Interest expenses on long term loans (c5)	13	-	10	-

Balances with related parties

	June 30,	December 31,
	2026	2025
Trade payables	121	46
Other payables (c2) (c3)	33	43
Related parties payable (c1)	437	152
Convertible debentures (c3)	-	1,457
Long term loans (including interest payable) (c5)	457	-

(c1)

On March 30, 2023, Fort entered into a service agreement with Nexera (the “Nexera Service Agreement”) pursuant to which Nexera will provide different services to Fort. The Nexera Service Agreement is for a period of 12 months starting March 2023 and renewed for additional successive 12 months period. On June 10, 2025, the Nexera Service Agreement was amended to extend the term of the agreement to March 9, 2026, and will automatically renew for additional successive 12-month periods unless terminated by mutual agreement or 60 days’ notice.

On July 7, 2025, the Company entered into a service agreement with Nexera (the “Nexera Service Agreement”), pursuant to which Nexera provides various services to the Company. The Nexera Service Agreement is for a period of 12 months commencing in July 2025 and will automatically renew for additional successive 12-month periods unless terminated by either party upon 60 days’ prior notice. Fees under the Nexera Service Agreement are determined based on a transfer pricing study compliant with applicable laws.

(c2)

On July 7, 2025, the Company entered into a consulting agreement with Miga Consulting Ltd. (“Miga”), a company controlled by the Company’s Chief Executive Officer, pursuant to which Miga provides Chief Executive Officer services to the Company for a term of 24 months. Under the agreement, Miga is entitled to a monthly consulting fee of $4.75.

On July 7, 2025, the Company entered into a consulting agreement with D.S. Blue White Assets (2006) Ltd. (“D.S.”), a company controlled by the Company’s Chief Financial Officer pursuant to which D.S. provides Chief Financial Officer services to the Company for a term of 24 months. Under the agreement, D.S. is entitled to a monthly consulting fee of $5.5.

On June 8, 2026, in connection with the listing of the Company's common shares on Nasdaq, the Company engaged a new Chief Financial Officer for a monthly consulting fee of approximately $21. As of that date, D.S. ceased to provide Chief Financial Officer services and ceased to be a related party of the Company.

(c3)	In connection with the issuance of the convertible debentures in August 2025, which were converted into Units in June 2026 (see Note 3(e)), Nexera participated in the offering and acquired convertible debentures in an amount of approximately $1.6 million. In addition, one of the Company’s director participated in the offering and acquired convertible debentures in an amount of approximately $94 thousand on the same terms as the rest of the participants. Interest payables recorded in other payables.

(c4)	On November 8, 2025, the Company entered into a consulting agreement with Hike Capital Inc. (“Hike”), pursuant to which Hike will provide financial advisory and consulting services to the Company for a term of 24 months. Under the agreement, Hike is entitled to a monthly fee of CAD 5,000 (approximately $3.5), payable upon the effectiveness of the listing of the Company’s common shares on Nasdaq. In addition, on November 8, 2025, the Company granted to Hike 42,857 RSUs, see Note 6(f). The chief executive officer of Hike is the brother of one of the Company’s directors.

(c5)	On February 5, 2026, the Company entered into a loan agreement with Nexera for a loan of up to $450, bearing interest at 14% per annum, repayable by December 31, 2027 (see Note 3(c)). As of June 30, 2026, the outstanding principal amount under the loan was $443. Subsequent to June 30, 2026, the loan agreement was further amended (see Note 10).

NOTE 10 - SUBSEQUENT EVENTS

a.

On August 11, 2026, the Company entered into a share transfer agreement with Logia USA Inc. (“Logia USA”), a Delaware corporation, and its founder and sole shareholder (the “Founder”), pursuant to which the Company will acquire 50.1% of the issued and outstanding shares of Logia USA in consideration for common shares of the Company with an aggregate value of $125, to be issued based on the average closing price of the Company’s common shares over the 14 trading days preceding the effective date. The agreement provides for an equity rebalancing mechanism under which, for a period of up to three years following closing, Logia USA will issue additional shares to the founder upon the achievement of cumulative sales thresholds of $50,000, $100,000, $150,000 and $250,000, subject to a minimum net profit margin of 20%, increasing the founder’s interest to 70%, 80%, 85% and 95%, respectively, with a corresponding reduction in the Company’s interest. Concurrently with closing, the Company will provide Logia USA with an unsecured credit facility of up to $2,000, to be advanced in eight tranches upon the achievement of defined operational and sales milestones, bearing interest at a rate of 6% per annum and repayable on the earlier of the third anniversary of the first advance and the effective date of the first rebalancing threshold. In addition, the founder will serve as chief executive officer of Logia USA under a consulting agreement providing, among other things, for share-based compensation of up to $2,500 in common shares of the Company, issuable upon the achievement of specified milestones and subject to continued engagement.

On August 11, 2026, in connection with the transactions contemplated by the share transfer agreement, the Company and Logia USA entered into a credit facility agreement (the “Credit Facility Agreement”) pursuant to which the Company agreed to provide Logia USA with a credit facility of up to $2.0 million. Advances under the facility are to be funded in tranches upon the achievement of specified operational and commercial milestones. Borrowings accrue interest at a rate of 6% per annum. The outstanding principal balance and accrued interest are due on the earlier of (i) the third anniversary of the initial advance and (ii) the occurrence of the first equity rebalancing event under the share transfer agreement. Upon the occurrence of certain events of default, the Company may require Logia USA to issue additional equity interests such that the Company would hold 85% of the outstanding equity interests of Logia USA following such issuance, subject to applicable corporate approvals and legal requirements. Following any such issuance, the Founder’s ownership interest would be correspondingly diluted and the equity rebalancing mechanism contained in the share transfer would be suspended for so long as the Company continues to hold 85% or more of the outstanding equity interests of Logia USA as a result of such issuance.

Closing is subject to customary conditions and is required to occur no later than October 1, 2026.

b.	Subsequent to June 30, 2026, the loan agreement with Nexera (see Note 3(c)) was amended twice, increasing the maximum loan facility from $450 to $3,000. Subsequent to June 30, 2026, the Company drew an amount of $1,545 under the increased facility.